Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Years Ended
	December 31,
	2010(1)(2)	2009(1)(3)		2008(1)(4)
Earnings:
Add:
Loss before income taxes and noncontrolling interest	$(148,841)	$(89,308)		$(427,303)
Fixed charges	114,751	121,673		117,602
Amortization of capitalized interest	1	12		11
	(34,089)	32,377		(309,689)
Subtract:
Interest capitalized	415	—		25
Distributions to noncontrolling interest holders	4,733	7,855		12,242
	5,148	7,855		12,267
Earnings	$(39,237)	$24,522		$(321,957)

Fixed Charges:
Interest expense	$90,344	$99,212		$94,831
Interest capitalized	415	—		25
Portion of rentals deemed to be interest	23,992	22,461		22,746
	$114,751	$121,673		$117,602

Ratio of earnings to fixed charges	(0.3)	0.2	x	(2.7	)x

(1)         For the years ended December 31, 2010, 2009 and 2008, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $154.0 million, $97.2 million and $439.6 million, respectively, less than fixed charges.

(2)         Loss before income taxes and minority interest includes intangible asset impairment charges of $57.0 million and restructuring charges of $18.3 million.

(3)         Loss before income taxes and minority interest includes intangible asset impairment charges of $30.0 million and restructuring charges of $10.9 million.

(4)         Loss before income taxes and minority interest includes intangible asset impairment charges of $289.5 million and restructuring charges of $11.6 million.